UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)*

JETBLUE AIRWAYS CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

477143 10 1

(CUSIP Number)

DECEMBER 17, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 477143 10 1

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neeleman Holdings, L.C. (I.R.S. ID #87-0616638)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,346,281
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 7,346,281
	8.	Shared Dispositive Power None
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,346,281
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 4.07%
12.		Type of Reporting Person (See Instructions) OO

ITEM 1.

(a)	Name of Issuer

JetBlue Airways Corporation

________________________________________________________________________________

(b)	Address of Issuer’s Principal Executive Offices

118-29 Queens Blvd., Forest Hills, New York 11375

________________________________________________________________________________

ITEM 2.

(a)	Name of Person Filing

Neeleman Holdings, L.C. (I.R.S. #87- 0616638)

________________________________________________________________________________

(b)	Address of Principal Business Office or, if none, Residence

c/o JetBlue Airways Corporation, 118-29 Queens Blvd., Forest Hills, New York 11375

________________________________________________________________________________

(c)	Citizenship

Utah

________________________________________________________________________________

(d)	Title of Class of Securities

Common Stock

________________________________________________________________________________

(e)	CUSIP Number

477143 10 1

________________________________________________________________________________

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

This statement constitutes Amendment No. 5 to the statement on Schedule 13G filed by the undersigned with the Securities Exchange Commission on February 13, 2003. Other than as set for herein there has been no change in the information reported in Schedule 13G.

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,346,281*

________________________________________________________________________________

(b)	Percent of class: 4.07%

________________________________________________________________________________

(c)	Number of shares as to which the person has:

________________________________________________________________________________

(i)	Sole power to vote or to direct the vote

7,346,281*

___________________________________________________________________________

(ii)	Shared power to vote or to direct the vote

None

___________________________________________________________________________

(iii)	Sole power to dispose or to direct the disposition of

7,346,281*

___________________________________________________________________________

(iv)	Shared power to dispose or to direct the disposition of

None

___________________________________________________________________________

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10. CERTIFICATION

Not Applicable.

* The shares reported are held by Neeleman Holdings, L.C. David Neeleman, the Chairman of the board of directors of JetBlue Airways Corporation, is the managing member of Neeleman Holdings, L.C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2007
Date

/s/ David Neeleman
Signature

David Neeleman, Managing Member
Name/Title